CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765
January 11, 2010
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549
Re:	Cedar Shopping Centers, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your follow-up letter dated December 14, 2009 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Item 8 — Financial Statements and Supplementary Data, page 37
Note 2 — Summary of Significant Accounting Policies, page 44
Intangible Lease Asset/Liability, page 46
1. Your Comment and Requested Clarification: We have read and considered your response to comment one which indicates that you deemed the exercisability of lease renewal options to be low based upon historical experience. Please provide us with statistics or other quantitative data that supports this historical experience for each reporting period presented.
     The Company’s Response: The Company has determined that the likelihood of fixed-rate renewal option exercise was low given the several factors previously submitted. As noted, the Company’s expectations have been generally consistent with its actual experience. The Company has historically recorded approximately $103 million of intangible lease liabilities in connection with its asset acquisitions. The following schedule sets forth the Company’s historical experience with respect to potential lease-modifying events subsequent to the purchase of a property where the amount of intangible lease liability

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
January 11, 2010

allocated for such leases represented $500,000 or more at the time of acquisition. The data presented further supports the original position that the probability of the exercise of lease renewal options was low for leases as to which the Company established intangible lease liabilities. This schedule shows that of the 16 leases that had potential lease-modifying events subsequent to acquisition, 77.3%, based on annualized base rent, either (a) were not renewed or the premises were vacated, or (b) the applicable tenants were subject to significant credit / bankruptcy issues.
The information presented in the table is as follows: (i) property name, (ii) property location, (iii) tenant name, (iv) expiration date of original non-cancelable lease term at the date of acquisition, (v) year in which the lease had potential lease-modifying events, and (vi) annualized base rent amount due from the tenant.

			Original	Year of
			Non-Cancelable	Appli-
			Lease Expiration	cable	Annualized
Property		Tenant	Date	Event	Base Rent

Tenants not renewing leases, vacating premises or subject to credit / bankruptcy issues
Tenants not renewing leases or vacating premises
The Brickyard	Berlin, CT	Sam’s Club	1/31/2010	2009	$1,103,038
Oakland Commons	Bristol, CT	Shaw’s	2/29/2016	2009	956,568
Kempsville Crossing	Virginia Beach, VA	Farm Fresh	1/31/2021	2009	805,140
West Bridgewater Plaza	W Bridgewater, MA	Shaw’s	2/28/2027	2009	500,000
Shore Mall	Egg Harbor Twp, NJ	Value City	6/30/2009	2008	410,400
The Brickyard	Berlin, CT	Syms	3/31/2010	2009	367,840
Lake Raystown Plaza	Huntingdon, PA	Giant Foods	9/25/2006	2006	309,867
Parkway Plaza	Mechanicsburg, PA	Fulton Bank	12/31/2018	2008	40,320

					4,493,173

Tenants with credit / bankruptcy issues
Camp Hill	Camp Hill, PA	Boscov’s	9/30/2010	2008	742,071
Circle Plaza	Shamokin Dam, PA	K-Mart	11/30/2009	2009	252,289

					994,360

Total not renewing leases, vacating premises or subject to credit / bankruptcy issues					5,487,533
					77.3%

Tenants renewing
The Brickyard	Berlin, CT	Home Depot	1/31/2010	2009	721,021
Ukrop’s at Glen Allen	Glen Allen, VA	Ukrop’s	2/15/2010	2009	387,450
Timpany Plaza	Gardner, MA	Stop & Shop	12/31/2009	2009	160,000
Columbia Mall	Bloomsburg, PA	JC Penny	10/31/2008	2008	127,803
Columbia Mall	Bloomsburg, PA	Bon-Ton	10/31/2008	2008	112,500
The Point at Carlisle Plaza	Carlisle, PA	Bon-Ton	1/25/2010	2009	107,184

Total renewing					1,615,958
					22.7%

		Total			$7,103,491

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
January 11, 2010

The two tenants with bankruptcy / credit issues filed for protection prior to the expiration of the lease term then in effect. Even though both tenants renewed, there remains considerable concern as to whether these tenants have the ability to continue paying their rents. It should also be noted that, in connection with Boscov’s financial difficulties, the Company has provided an unsecured guaranty on a portion of the tenant’s financing.
In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525.

Very truly yours,
/s/ LEO S. ULLMAN
Leo S. Ullman
Chairman, Chief Executive Officer and President